June 25, 2025

Mark Iwicki
Chief Executive Officer
Inhibikase Therapeutics, Inc.
1000 N. West Street, Suite 1200
Wilmington, DE 19801

       Re: Inhibikase Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 20, 2025
           File No. 333-288213
Dear Mark Iwicki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Marishka DeToy